Exhibit 99.1

KANZHUN LIMITED Announces Board Changes

BEIJING, May 21, 2024 -- KANZHUN LIMITED (“BOSS Zhipin” or the “Company”) (Nasdaq: BZ; HKEX: 2076), a leading online recruitment platform in China, today announced that Ms. Shangyu Gao has resigned as an independent non-executive director of the Company in order to devote more time to her other personal business commitments, effective on May 21, 2024.

In addition, with effect from May 21, 2024, Ms. Mengyuan Dong has been appointed as an independent non-executive director of the Company, the chairman of the audit committee, a member of the compensation committee and a member of the corporate governance committee.

Ms. Mengyuan Dong, aged 38, is a financing and investment expert with over 12 years of experience in capital market industry. Ms. Dong previously held the position of a director at Huaxing Growth Capital from July 2022 to May 2024, during which she was responsible for research and investment initiatives across multiple business sectors, including consumer, internet, social media, healthcare, and property management. Prior to that, Ms. Dong worked in the financial advisory and investment banking departments at China Renaissance Holdings Limited from October 2012 to July 2022, with her last position being a director. Ms. Dong also worked as a public relations manager at Hill & Knowlton (China) Public Relations Co., Ltd. from July 2008 to March 2011. Ms. Dong received her Bachelor of Arts degree from Fudan University in July 2008.

The Company would like to express its gratitude to Ms. Gao for her contribution to the Company and her service on the Board during her tenure. At the same time, the Company would like to welcome Ms. Dong to the Board. The Company believes that her expertise and experience will be a valuable asset to the Company’s development.

About KANZHUN LIMITED

KANZHUN LIMITED operates the leading online recruitment platform BOSS Zhipin in China. The Company connects job seekers and enterprise users in an efficient and seamless manner through its highly interactive mobile app, a transformative product that promotes two-way communication, focuses on intelligent recommendations, and creates new scenarios in the online recruiting process. Benefiting from its large and diverse user base, BOSS Zhipin has developed powerful network effects to deliver higher recruitment efficiency and drive rapid expansion.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited, in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

KANZHUN LIMITED

Investor Relations

Email: ir@kanzhun.com

PIACENTE FINANCIAL COMMUNICATIONS

Email: kanzhun@tpg-ir.com

2